Exhibit 99.40

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the “Board”) of Burcon NutraScience Corporation (the “Corporation”) is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)
to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation’s business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management’s performance;

(f)
require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h)

through the Corporation’s Corporate Governance Committee, develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)
appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.